OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6
Tel: (604)536-2711 www.mirandagold.com

MIRANDA GOLD ADOPTS ADVANCE NOTICE POLICY

Vancouver, BC, Canada –December 16, 2013 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) has adopted a new policy that requires advance notice to Miranda for nominations of directors other than by management, through a requisition for a meeting or by way of a shareholder proposal.

Among other things, the policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting, provided that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the tenth day following such public announcement.

In the case of a special meeting of shareholders called for the purpose of electing directors (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The new policy is intended to: (i) facilitate an orderly and efficient annual general or special meeting process; (ii) ensure that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees; and (iii) allow shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

The policy is effective immediately and will be placed before Miranda’s shareholders for approval at Miranda’s next annual general meeting of shareholders.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska, and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle Ltd., Montezuma Mines Inc., Prism Resources Inc., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

"Kenneth Cunningham"

Kenneth Cunningham

President and CEO

For more information visit the Company's web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.